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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                    National Commerce Financial Corporation
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            (Exact name of registrant as specified in its charter)

                Tennessee                                     62-0784645
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   (State of incorporation or organization)               (I.R.S. Employer
                                                          Identification No.)
            One Commerce Square
            Memphis, Tennessee                                   38150
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    (Address of principal executive offices)                   (zip code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box. [X}

If this form relates to the registration of a class of securities pursuant to
Section 12 (g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:

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(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  N/A

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                  Name of Each Exchange on Which
         To Be So Registered                  Each Class Is To Be Registered
         -------------------                  ------------------------------

  Common Stock, par value $2.00 per share      New York Stock Exchange, Inc.
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Item 1.  Description of Our Common Stock

     This description of the common stock of National Commerce Financial Corporation is a summary of all the material features and characteristics of our common stock. For a complete description of our common stock, we refer you to the applicable provisions of federal law governing bank holding companies, Tennessee law and our charter and bylaws. In this registration statement, terms such as "we," "us" and "our" refer to National Commerce Financial Corporation, which may also be referred to from time to time as "NCFC."

Common Stock

     We are authorized to issue up to 400,000,000 shares of our common stock, par value $2.00 per share.

     Voting and Other Rights. The holders of our common stock are entitled to one vote per share, and in general, a majority of votes cast with respect to a matter will be sufficient to authorize action upon routine matters. Our charter does not provide for cumulative voting. Directors are to be elected by a plurality of the votes cast, and our shareholders do not have the right to cumulate their votes in the election of directors. Accordingly, holders of less than a majority of our outstanding common stock are unable to achieve representation on our board of directors solely by means of voting their own shares.

     No Preemptive or Conversion Rights. Our common stock does not entitle its holders to any preemptive rights, redemption privileges, sinking fund privileges or conversion rights.

     Assets Upon Dissolution. In the event of liquidation, holders of our common stock would be entitled to receive proportionately any assets legally available for distribution to our shareholders with respect to shares held by them, subject to any prior rights of any preferred stock then outstanding.

     Distributions. Our shareholders are entitled to receive the dividends or distributions that our board of directors may declare out of funds legally available for these payments. Our payment of distributions is subject to the restrictions of Tennessee
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law applicable to the declaration of distributions by a corporation. A corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus, unless the corporation's charter provides otherwise, the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock. See "Preferred Stock" below.

     As a bank holding company, our ability to pay distributions will be affected by the ability of our banking and other subsidiaries to pay dividends. The ability of these banking subsidiaries, as well as of NCFC, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines.

     Restrictions on Ownership. The Bank Holding Company Act requires any "bank holding company" (as defined in the Bank Holding Company Act) to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock (or a holder of 5% or more if such holder otherwise exercises a "controlling influence" over NCFC) is subject to regulation as a bank holding company under the Bank Holding Company Act.

Preferred Stock

     Our charter authorizes the issuance of 5,000,000 shares of preferred stock, no par value per share. As of the date of this document, no shares of preferred stock were outstanding. Our board is authorized to issue preferred stock in one or more series, to fix the number of shares in each such series, and to determine the designations and preferences, limitations and relative rights, of each series. Our board may determine the number of shares constituting such series and the designation of any such series, dividend rates, terms of redemption, liquidation preferences, sinking fund requirements, conversion rights, voting rights, and whether the preferred stock can be issued as a share dividend with respect to another class or series of shares, all without any vote or other action on the part of shareholders.

Other Provisions Affecting Our Common Stock

     Our charter and bylaws provide for our board to consist of at least three and no more than 25 directors. The exact number is fixed by resolution of our board. The number of directors is currently fixed at 20. Our charter and bylaws provide that the board is divided into three classes of directors as nearly equal in number as possible, with each class being elected to a staggered three-year term.
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     Our bylaws authorize our board of directors or our shareholders to appoint new directors to fill vacancies arising by reason of death, resignation or removal or resulting from an increase by the board in the maximum number of directors. Our charter and bylaws provide that any or all of the directors may be removed from office at any time with or without cause, but only by the affirmative vote of at least two-thirds of the entire board. Neither our charter nor our bylaws contain specific provisions restricting or conditioning nominations of directors.

     Our charter requires an affirmative vote by at least two-thirds of the shares entitled to vote to alter or amend the provisions of the charter relating to directors or to a change in control unless our board of directors, by at least a two-thirds majority, submits the proposed amendment to a vote of shareholders, in which circumstance a vote of by shareholders holding a majority of the outstanding shares of our common stock is needed for approval.

     Section 48-20-201 of the Tennessee Business Corporation Act ("TBCA") provides that a corporation's board of directors may amend or repeal the corporation's bylaws unless:

 .    the charter reserves this power exclusively to the shareholders in whole or in part; or

 .    the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw.

A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by its board of directors.

Our bylaws may be amended or repealed by a vote of a majority of the entire board.

Change of Control/Business Combination Provisions

     The TBCA contains business combination statutes that protect domestic corporations from hostile takeovers, and from actions following such a takeover, by prohibiting some transactions once an acquiror has gained a significant holding in the corporation.

Business Combination Act

     The Tennessee Business Combination Act generally provides that a Tennessee corporation may not engage in a business combination with an "interested shareholder" for a period of five years after the point in time when a shareholder becomes an interested shareholder unless (i) the business combination, or the transaction by which the shareholder became an interested shareholder, is approved by the corporation's board of directors prior to the date that the shareholder became an interested shareholder or (ii) the transaction is exempt from the law. If neither of the foregoing conditions is met, the business combination may only take place after the fifth anniversary of the date the
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shareholder became an interested shareholder and additionally must either (1)
satisfy defined fairness requirements, or (2) be approved by the affirmative vote of two-thirds of a corporation's voting shares not owned by the interested shareholder.

     A corporation may enact a charter amendment or bylaw to remove itself entirely from the Tennessee Business Combination Act. We have not adopted a provision in our charter or bylaws removing NCFC from coverage under the Tennessee Business Combination Act and, therefore, remain subject to such act.

Control Share Acquisitions

     The Tennessee Control Share Acquisition Act generally provides that, except as stated below, "control shares" will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third or a majority of all voting power in the election of the corporation's directors. However, voting rights will be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of the corporation's voting stock, other than shares held by the owner of the control shares, officers of the corporation, and directors of the corporation. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation's directors, then the corporation's other shareholders may require the corporation to redeem their shares at fair value. The Tennessee Control Share Acquisition Act is not applicable to NCFC because our charter does not contain a specific provision "opting in" to the Control Share Acquisition Act.

Investor Protection Act

  The Tennessee Investor Protection Act (the "TIPA") provides that unless a Tennessee corporation's board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a tender offer for a class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase:

 .    makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company;

 .    makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and

 .    files with the Tennessee Commissioner of Commerce and Insurance and the
     offeree company a statement signifying such intention and containing such additional information as may be prescribed by the Commissioner.

The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer may be withdrawn by an offeree at any time within
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seven days from the date the offer has become effective or after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must accept securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

     In addition to the above provisions of Tennessee law, our organizational documents also contain provisions regulating business combinations with persons who own a specified portion of our stock. Our charter includes specific provisions with respect to mergers and other business combinations. In general, a business combination requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of each class of our capital voting stock, unless the business combination:

     (1) is not with or does not involve any interested shareholder or an affiliate of an interested shareholder and the conditions set forth in
          (2)(a) below are met, in which event the business combination will require only such affirmative vote as is required by law and our charter, or

     (2) is with or does involve an interested shareholder or an affiliate of an interested shareholder and the following conditions set forth in
          (a), (b) and (c) are met, in which event the business combination will require only such affirmative vote as is required by law and our charter:

          (a) if the business combination has been approved by at least two-thirds of our entire board at any time prior to the consummation of the business combination;

          (b) the aggregate amount of the cash and the fair market value as of the date of the consummation of the business combination of consideration other than cash to be received per share by holders of our outstanding capital voting stock in that business combination will be at least equal to the minimum price per share; and

          (c) the consideration to be received by holders of a particular class of outstanding voting stock will be in cash or in the same form as the interested shareholder has previously paid for shares of such class of voting stock.

If the interested shareholder has paid for shares of any class of voting stock with varying forms of consideration, the form of consideration for that class of voting stock will be either cash or the form used to acquire the largest number of shares of the class of voting stock previously acquired by it, which we call the "fair price provisions." The fair price provisions are designed to discourage attempts to take over NCFC by utilizing two-tier
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pricing tactics or by acquiring less than all of our outstanding shares. Due to the difficulties of complying with the requirements of the fair price provisions, the fair price provisions generally may discourage attempts to acquire control of NCFC. As a result, holders of our common stock may be deprived of an opportunity to sell their shares at a premium above the market price.

     In addition, the fair price provisions would give veto power to the holders of a minority of our common stock with respect to certain business combinations that are opposed by more than one-third of the our board of directors and that do not meet the fair price provisions, but that a majority of shareholders believe to be desirable and beneficial. Moreover, in any such business combination not receiving the requisite approval of our shareholders or of directors, the minimum price provisions of the fair price provisions, while providing objective pricing criteria, could be arbitrary and not indicative of value.

     Under TBCA Section 48-17-102, the board of directors, any person authorized by the charter or bylaws, or, unless the charter provides otherwise, the holder of at least 10% of the votes entitled to be cast may call a special meeting of shareholders. Our bylaws provide that a special meeting of our shareholders may be called by the Chairman of the Board, the board of directors, or upon the written request of the holders of not less than 10% of the votes entitled to be cast of our common stock.

     Generally, the TBCA requires the approval of a majority of all votes entitled to be cast to approve a merger. Our charter requires the affirmative vote of at least two-thirds of the outstanding shares of each class of voting stock to approve any business combination that fits within its parameters.
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Item 2.  Exhibits.

       3.1 Articles of Amendment to the Charter of Registrant are incorporated by reference from Exhibit 3.1 to the Registrant's Form S-3/A filed on July 9, 2001 (File No. 0-6094).

       3.2 Charter of Registrant is incorporated by reference from Exhibit 3.1 to the Registrant's Form 8-K dated July 11, 2000.

       3.3  Bylaws of Registrant as amended are incorporated by reference from
            Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.
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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        National Commerce Financial Corporation



Date:   July 18, 2001                   /s/ Ernest C. Roessler
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                                        Ernest C. Roessler
                                        Chief Executive Officer